

Mail Stop 3561

December 19, 2017

Kenneth R. Trammell
Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

>   **Re: Tenneco Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 24, 2017**
>   **Form 8-K**
>   **Filed October 27, 2017**
>   **File No. 001-12387**

Dear Mr. Trammel:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed October 27, 2017

Exhibit 99.1

1. We note your presentation of non-GAAP earnings measures in the table presented in your "Adjusted third quarter 2017 and 2016 results section." You reconcile the non-GAAP measure "non-GAAP earnings measures" to "EBIT" and "EBITDA" and the non-GAAP measure "adjusted EBIT" to "EBIT." These reconciliations do not appear to comply with Item 10(e)(1)(i)(B) in that the comparable GAAP measure to which these non-GAAP measures should be reconciled to is "net income." Refer to questions 102.10, 103.01 and 103.02 of staff's Compliance and Disclosure Interpretation "Non-GAAP Financial Measures" and footnote 26 of FR 65 for guidance. Please revise your presentation as appropriate.

Kenneth R. Trammell
Tenneco Inc.
December 19, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure